
April 14, 2023

Kevin Hogan
Chief Executive Officer and Director
Corebridge Financial, Inc.
2919 Allen Parkway, Woodson Tower
Houston, Texas 77019

> **Re: Corebridge Financial, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 5, 2023**
> **File No. 333-271143**

Dear Kevin Hogan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Eric T. Juergens